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                               July 27, 2023

       Hui Yuan
       Chief Executive Officer
       Xiao-I Corporation
       7th floor, Building 398, No. 1555 West
       Jinshajiang Rd
       Shanghai, China 201803

                                                        Re: Xiao-I Corporation
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2022
                                                            Filed April 28,
2023
                                                            File No. 001-41631

       Dear Hui Yuan:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F for the Fiscal Year Ended December 31, 2022

       Risk Factors
       Some of our shareholders are not in compliance with the PRC's regulations relating to offshore investment activities by PRC residents. . ., page 28

   1. We note your disclosure that the WFOE is unable to open a new capital account with banks within China, and
currently, you are unable to use most of the IPO proceeds for product development and
company operations because you are unable to transfer the
                                                        funds from Xiao-I
Corporation to the WFOE and then to the VIE. Previously, in your
                                                        Form F-1, the heading
for this risk factor indicated that as a result of non-compliance, the shareholders may be
subject to penalties. Further, the description of the risks may imply that restrictions on
foreign exchange activities and ability to receive registered capital are limited to interactions
between the WFOE and the shareholders that failed to complete
                                                        Circular 37
registration. Please revise this risk factor and throughout your filing to clarify
 Hui Yuan
FirstName  LastNameHui Yuan
Xiao-I Corporation
Comapany
July       NameXiao-I Corporation
     27, 2023
July 27,
Page  2 2023 Page 2
FirstName LastName
         the risks and potential impact to the company and the PRC operating entities as a result of
         PRC resident shareholders that do not comply with Circular 37 registration, including explicit discussion of the potential inability to use offering proceeds for business development and operations as intended.
Item 4. Information on the Company
C. Organizational Structure, page 68

2. Please revise to include the diagram of your corporate organizational structure in the forepart of the filing.
Item 5. Operating and Financial Review and Prospects
B. Liquidity and Capital Resources, page 79

3. You disclose that you intend to use the net offering proceeds from your March 2023 initial public offering for research and development, investment in technology infrastructure, marketing and branding, and other capital expenditure, and other general corporate purpose. Please revise here and on page v to prominently disclose that you are currently unable to use most of the IPO proceeds for the intended product development and company operations because you are unable to transfer the funds from Xiao-I Corporation to the WFOE and then to the VIE. Refer to Item 5.B of Form 20-F. Consolidated Financial Statements
Consolidated Statements of Operations and Comprehensive (Loss)/Income, page F-4

4. Please revise to state separately the cost of products sold and cost of services for the periods presented. Refer to Rule 5-03(b)(2) of Regulation S-X.
Note 2. Summary of Significant Accounting Policies
(o) Revenue recognition, page F-16

5. Regarding technology development services, please tell us the following:
             Describe the nature of the services included within this revenue category;
             The reasons for the change in accounting and/or presentation from your registration statement on Form F-1;
             How you considered the guidance in ASC 606-10-25-19 through 25-21 in determining the performance obligation is capable of being distinct and distinct within the context of the contract and how you determine the stand-alone selling price. In this regard we note your September 2, 2022 response to comment 34 that the software development services performance obligation is to deliver customized software products and that the company does not offer stand-alone set-up implementation services to customers, but as a supplementary step to deliver its products; and
             How you considered the guidance in ASC 606-10-25-27 through 25-29 in concluding that revenues should be recognized at a point-in-time, upon customer acceptance. As
 Hui Yuan
Xiao-I Corporation
July 27, 2023
Page 3
           part of your response, address the Support Agreement pursuant to which you provide technical support and co-operation of the drawing review platform for three years as described on page 75.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Joyce Sweeney, Senior Staff Accountant, at 202-551-3449 or Christine
Dietz, Senior Staff Accountant, at 202-551-3408 with any questions.



                                                           Sincerely,
FirstName LastNameHui Yuan
                                                           Division of
Corporation Finance
Comapany NameXiao-I Corporation
                                                           Office of Technology
July 27, 2023 Page 3
cc:       Fred Summer
FirstName LastName